AB 4/8

09040815

UNI[...]
SECURITIES AND E[...]
Washington, D.C. 20549

SEC Mail Processing Section
APR 03 2009
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aegis Energy Advisors Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue 6th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garfield L. Miller (212) 245-2552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/10

OATH OR AFFIRMATION

I, Garfield L. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aegis Energy Advisors Corp., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS ENERGY ADVISORS CORP.
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2008

AEGIS ENERGY ADVISORS CORP.
INDEX
DECEMBER 31, 2008

PUSTORINO,
PUGLISI
& CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Aegis Energy Advisors Corp.

We have audited the accompanying statement of financial condition of Aegis Energy Advisors Corp. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Energy Advisors Corp. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pustorino, Puglisi & Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
April 2, 2009

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	56,807
Investment in U.S. Treasury Bill, at fair value (cost $49,574)		49,996
Fees receivable, net of allowance for doubtful accounts of $200,000		464,082
Receivable from broker		6,994
Prepaid expenses and other assets		33,294
Pension benefit asset		990
Security deposit		15,160
TOTAL ASSETS	$	627,323

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$	94,963
Total liabilities		94,963
STOCKHOLDER'S EQUITY		
Common stock - $1 par value; authorized, issued and outstanding 510 shares		510
Additional paid-in capital		1,374,499
Accumulated deficit		(981,363)
Accumulated other comprehensive income - adjustment resulting from FASB Statement No. 158		138,714
Total stockholder's equity		532,360
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	627,323

See accompanying notes to financial statements.

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Fee income	$	1,354,722
Interest		1,345
TOTAL REVENUE		1,356,067
EXPENSES		
Administrative fees		590,079
Pension plan costs, net of gain on curtailment		72,149
Contributions		35,000
Dues and subscriptions		79,028
Occupancy		123,353
Professional fees		123,988
Telephone and data information systems		41,069
Travel and entertainment		163,683
Bad debt		200,000
Office and other		40,067
TOTAL EXPENSES		1,468,416
NET LOSS		(112,349)
OTHER COMPREHENSIVE LOSS		(28,944)
TOTAL COMPREHENSIVE LOSS	$	(141,293)

See accompanying notes to financial statements.

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive	Total
BALANCE - January 1, 2008	$ 510	$ 1,374,499	$ (869,014)	$ -	$ 505,995
Prior period adjustment - to record accumulated comprehensive income at December 31, 2007	-	-	-	167,658	167,658
Net loss	-	-	(112,349)	-	(112,349)
Other comprehensive loss resulting from calculations under FASB Statement No. 158	-	-	-	(28,944)	(28,944)
BALANCE - December 31, 2008	$ 510	$ 1,374,499	$ (981,363)	$ 138,714	$ 532,360

See accompanying notes to financial statements.

AEGIS ENERGY ADVISORS CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(112,349)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,207
Bad debt		200,000
Pension accounting adjustments to recognize other comprehensive income		138,714
Changes in assets and liabilities:		
Investment in U.S. Treasury Bill - at fair value		(718)
Fees receivable		(280,492)
Receivable from broker		(615)
Security deposit		1,275
Prepaid expenses		(3,302)
Pension plan asset		(990)
Pension plan payable		(87,575)
Accrued expenses		40,678
NET CASH USED IN OPERATING ACTIVITIES		(104,167)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(5,290)
NET CASH USED IN INVESTING ACTIVITIES		(5,290)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net repayments under revolving line of credit		(19,759)
NET CASH USED IN FINANCING ACTIVITIES		(19,759)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(129,216)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		186,023
CASH AND CASH EQUIVALENTS, END OF YEAR	$	56,807
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	$	73
Taxes paid	$	6,678

See accompanying notes to financial statements.

Note 1 – Organization and Business:

Aegis Energy Advisors Corp. (the "Company"), incorporated in 1996 under the laws of Delaware, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic and advisory services to clients in the global energy industry.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition and Receivables:

The Company recognizes advisory fees over the term of the related contract. The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Based on this review, the Company has recorded an allowance against a receivable from one customer in the amount of $200,000 as of December 31, 2008.

Investments:

The investment in U.S. Treasury Bill is stated at quoted market value.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Depreciation:

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Income Taxes:

No provision for federal income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal income tax payments, and state taxes are payable at reduced rates. The Company is liable for local income taxes. The Company elects to prepare its tax returns on a cash basis.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Note 2 – Significant Accounting Policies (cont'd):

New Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, which was later deferred to years beginning after December 15, 2008 by the FASB. This standard provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN48 to have an effect on its financial statements.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Employee Lease Costs:

The Company has an agreement with an unaffiliated third party whereby such party acts as the employer for the purpose of payroll and benefits, and bills the Company for such employee compensation and benefit amounts. This agreement is cancelable upon thirty days prior written notice and the costs associated with this arrangement are recorded as incurred.

Note 3 – Income Taxes:

The Company has, for local income tax purposes, net operating loss ("NOL") carryforwards of approximately $1,000,000 at December 31, 2008. As a result of these NOL carryforwards, net of other timing differences associated with filing the Company income tax returns on the cash basis of accounting, the Company has recorded a deferred tax asset of approximately $61,000 upon which management has recorded a 100% valuation allowance.

Note 4 – Receivable from Broker:

At December 31, 2008, the security owned and the amount receivable from broker reflected in the statement of financial condition is a security position with and an amount due from broker.

Note 5 – Line of Credit:

The Company has a $25,000 revolving line of credit with a financial institution. Advances on the credit line are payable on demand and carry an interest rate of 8% over the bank's prime rate. The effective rate was 11.25% at December 31, 2008. At December 31, 2008, there was no outstanding balance under the line of credit.

Note 6 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

For the year ended December 31, 2008, four customers accounted for approximately 97% (34%, 30%, 18% and 15%) of the Company's revenues. As of December 31, 2008, five customers accounted for approximately 95% (26%, 22%, 21%, 13% and 13%) of the Company's accounts receivable.

Note 7 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. As of December 31, 2008, the Company had a net capital of $18,094, which exceeded its requirement of $6,331 by $11,763.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(i) of the Rule.

Note 8 – Commitments and Contingencies:

The Company entered into two lease agreements for office space plus expenses for office administration, phone and maintenance. Both lease agreements are annual from February 1 to January 31 of the following year and require a 30 day notice to terminate. Rent expense for the year ended December 31, 2008 was approximately $123,000.

Note 9 – Benefit Plan:

Effective January 1, 2006, the Company established a qualified non-contributory defined benefit pension plan (the "Pension Plan") covering two participants who met certain age and eligibility requirements. The benefits are based on years of service and the participants' compensation. The benefits become vested after three years of service. Upon the participant's retirement at age of 65, the accrued benefit will be paid on a monthly basis over the estimated life of the participant. The Company's funding policy is to contribute the amount necessary to fund the accrued benefits under the Pension Plan. Pension Plan assets are invested in the guaranteed annuity contracts issued by Guardian Life Insurance Company. Plan benefits to participants were curtailed effective December 31, 2008. The Pension Plan cost accrued in 2008, net of a gain recognized due to curtailment of $36,103, was $72,149. A contribution of $22,000 was made for the plan year 2008.

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS 158"). This statement requires companies to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. The statement requires prospective application. The Company adopted this change in reporting effective January 1, 2007.

Note 9 – Benefit Plan (Cont'd):

Net periodic pension (income) expense for 2008 includes the following components:

Service cost	$	127,151
Interest cost		16,612
Expected return on assets		(26,887)
Recognition of gain due to curtailment		(36,103)
Amortization of (gain) or loss		(8,624)
Net Periodic Pension Cost	$	72,149

The following table sets forth the funded status as of December 31, 2008 and the amounts recognized in the balance sheets:

Reconciliation of Funded Status as of December 31, 2008:

Fair value of plan assets	$	385,514
Benefit Obligations		384,524
Funded status at end of year, recognized as an asset	$	990

The amount recognized in other comprehensive income for the 2008 is as follows:

Balance, January 01, 2008, as previously reported	$	-
Adjustment to opening balance – unrecognized net gain		(167,658)
Opening balance as restated		(167,658)
Unrecognized net loss - reported in other comprehensive income		28,944
Balance, December 31, 2008	$	(138,714)

The balance in accumulated other comprehensive loss consists of:

Unrecognized net gain	$	(138,714)

Assumptions used in accounting for the defined benefit pension plan are as follows:

Weighted average discount rate	6.00%
Weighted average rate of compensation increase	0.00%
Weighted average of expected return on plan assets	8.00%

The assets are 100% invested in annuity contracts.

AEGIS ENERGY ADVISORS CORP.
SUPPLEMENTARY SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL		
Total stockholder's equity	$	532,360
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets		513,526
Haircuts on securities		740
NET CAPITAL	$	18,094
Minimum net capital requirements at 6 2/3% of aggregate indebtedness	$	6,331
Minimum net capital requirement (under SEC Rule 15c3-1)	$	6,331
EXCESS NET CAPITAL ($19,084 less $6,331)	$	11,763
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities	$	94,963
Ratio of aggregate indebtedness to net capital		5.25:1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

		Stockholder's Equity		Net Capital
Net Capital as reported (unaudited)	$	665,792	$	(47,484)
Adjustments to the initial filing:				
Allowance for bad debt		(200,000)		-
Other comprehensive income resulting from calculations under FASB Statement No. 158		138,714		137,724
Pension plan accrual		(72,146)		(72,146)
As restated	$	532,360	$	18,094

The Company is exempt from the provisions of Rule 15c3-3 of the SEC pursuant to subsection k(2)(i) of the Rule.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROLS

To The Stockholder of
Aegis Energy Advisors Corp.

In planning and performing our audit of the financial statements of Aegis Energy Advisors Corp., (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pustorino, Puglisi & Co., LLP

Pustorino, Puglisi & Co., LLP
New York, New York
April 1, 2009

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022